SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2006
Commission File Number: 000-26498

NUR Macroprinters Ltd.
(Translation of registrant’s name into English)

12 Abba Hillel Silver Street, Lod, Israel 71111
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        As previously reported in the Company’s Form 20-F for the year ended December 31, 2004, Julius Heywinkel GmbH (“Heywinkel”), a former supplier and manufacturer of consumables for NUR Media Solutions S.A., a subsidiary of the Company (“NUR Media Solutions”), filed a suit against NUR Media Solutions in the Regional Court of Osnabrück, Germany claiming that NUR Media Solutions owed penalties as a result of NUR Media Solutions’ alleged failure to purchase certain minimum quantities prescribed under an agreement between NUR Media Solutions and Heywinkel.

        The Regional Court has ordered NUR Media Solutions to pay Heywinkel an aggregate amount of €1.2 million representing penalties and accrued interest. NUR Media Solutions plans to file an appeal of the Regional Court’s decision in the High Regional Court (Oberlandesgericht) in Oldenburg, Germany. NUR Media Solutions had previously recorded a reserve of approximately €0.5 million, which reserve is reflected in the Company’s consolidated financial statements for the year ended December 31, 2004. As a result of the Regional Court’s ruling, NUR Media Solutions will evaluate whether to reserve additional funds with respect to this matter.

SAFE HARBOR:

        Certain statements in this Report on Form 6-K contain forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included herein regarding our plans and objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. Various important factors could cause actual results or events to differ materially from those which may be expressed or implied by the forward-looking statements that we make, including, among others, changes in general economic and business conditions and specifically, a decline in demand for our products, our inability to timely develop and introduce new technologies, products and applications, loss of market and NUR Media Solutions’ inability to successfully appeal the judgment rendered against it in the Heywinkel suit. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. This report is available at www.nur.com

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUR Macroprinters Ltd. BY: /S/ David Reis —————————————— David Reis President and Chief Executive Officer

Date March 9, 2006